UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

16949D101*

(CUSIP Number)

*CUSIP number of the American Depositary Shares traded on the New York Stock Exchange. The Ordinary Shares of China Hydroelectric are not publicly traded in the United States.

Shad Stastney

Vicis Capital, LLC

445 Park Avenue, Suite 1043

New York, NY 10022

(212) 909-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 16949D101*

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vicis Capital, LLC 45-0538105
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO — funds of its advisory client
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,959,893
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,959,893
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,959,893
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person (See Instructions) IA

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of China Hydroelectric Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Bldg A #2105, Ping’An International Financial Center, No.3 Xinyuan South Road, Chao Yang District, Beijing, People’s Republic of China 100027.

Item 2. Identity and Background

(a)	The name of the reporting person is Vicis Capital, LLC (“Vicis”). All 6,959,893 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor. Vicis may be deemed to beneficially own such 6,959,893 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, Suite 1043, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, Suite 1043, New York, NY 10022. To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired (i) 38,878,559 Ordinary Shares, and (ii) an amended and restated warrant to purchase 10,004,157 Ordinary Shares at an exercise price of $1.15 per share (the “Amended and Restated Warrant”). On July 3, 2013, the Fund sold to CPI Ballpark Investments Ltd.: (i) 3,918,666 Ordinary Shares, (ii) an option (the “Option”) to acquire 34,959,893 Ordinary Shares from the Fund at any time on or before April 3, 2014, and (iii) the Amended and Restated Warrant, for a purchase price of: (a) $3,000,000 to purchase the Ordinary Shares (or approximately $0.77 per Ordinary Share), (b) $100 to purchase the Option, and (c) $100 to purchase the Amended and Restated Warrant. On July 31, 2013, pursuant to a letter agreement, the parties to the Option agreed to amend its terms (as amended, the “Amended Option”). Concurrent therewith, a portion of the Amended Option was exercised and the Fund sold 28,000,000 Ordinary Shares pursuant thereto for an aggregate purchase price of $19,500,000 (or approximately $0.70 per Ordinary Share).

Pursuant to the Amended Option, which may be exercised in whole or in part, CPI Ballpark Investments Ltd. has the option to purchase the 6,959,893 Ordinary Shares underlying the Amended Option from the Fund at any time until April 3, 2014. The aggregate exercise price for the Amended Option is (i) $5,219,919.75 if the Option is exercised after July 31, 2013 but on or before September 30, 2013, and (ii) $6,959,893 if the Amended Option is exercised after September 30, 2013 but on or before April 3, 2014.

As a result of the transactions described above, the Fund no longer holds, and Vicis is no longer deemed to beneficially own, more than five percent of the Ordinary Shares.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired and disposed of the Ordinary Shares and the Amended and Restated Warrant, and entered into the Option and the Amended Option, for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund. In May 2007, Mr. Shadron Stastney was originally elected to the Board of Directors of the Issuer. Mr. Stastney is a member and Chief Operating Officer of Vicis.

As a result of the transactions described in Item 3 above, the Fund no longer holds, and Vicis is no longer deemed to beneficially own, more than five percent of the Ordinary Shares, and the combination of Vicis’s percentage of deemed beneficial ownership in the Issuer, coupled with Mr. Stastney’s role with Vicis concurrent with his service as a director of the Issuer, no longer may be deemed to have the effect of influencing control of the Issuer. Biographical information with respect to Mr. Stastney is set forth below.

Pursuant to a Settlement Agreement effective as of September 30, 2012 (the “Settlement Agreement”), the Issuer, Vicis, Mr. Stastney, and the other signatories thereto agreed to certain matters relating to an extraordinary general meeting of the Issuer held on September 28, 2012. Among other matters, the Settlement Agreement provided that following this extraordinary general meeting, Mr. Stastney would serve as a member of the Board of Directors of the Issuer as a Class I director with a term expiring at the 2013 annual general meeting of shareholders of the Issuer.

In addition, pursuant to the Settlement Agreement Vicis agreed to be subject to certain standstill restrictions through the earlier of ninety days after Mr. Stastney (or any other director appointed by Vicis) ceases to be on the Board and the 2015 annual general meeting of shareholders of the Issuer. These restrictions provide that during this period, Vicis will not directly or indirectly (i) engage in any “solicitation” of proxies, consent or other authority to vote any share capital of the Issuer; (ii) take any action to remove or oppose the election or re-election of any of the members of the Board of the Issuer proposed by the Shareholder Group (as defined in the Settlement Agreement) or the Board, including any action to seek to change the size or composition of the Board or otherwise seek to expand its representation on the Board; (iii) call or seek to call a meeting of the shareholders of the Issuer; (iv) make false statements in a public forum regarding the Issuer, its past or present officers or its directors, the Shareholder Group or its or their respective officers or employees; and (v) form, join or in any way engage in discussions relating to the formation of, or in any way participate in, any “group” with respect to the Issuer’s shares.

Pursuant to the Settlement Agreement, Vicis (as well as certain other signatories of the Settlement Agreement) will have certain pro rata rights to participate in future private placements of the Company’s securities and Vicis and Mr. Stastney have, together with other signatories of the Settlement Agreement, agreed to cooperate to smoothly transition governance of the Company to the new Board of the Issuer.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of several public companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4 or in Item 3, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase the Issuer’s Ordinary Shares or other securities convertible, exchangeable or exercisable into Ordinary Shares or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)	All 6,959,893 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor. Vicis Capital, LLC may be deemed to beneficially own such 6,959,893 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital, LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 6,959,893 Ordinary Shares represent approximately 4.3% of the Issuer’s outstanding Ordinary Shares (based upon 162,057,167 Ordinary Shares outstanding at December 31, 2012, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC for the period ended December 31, 2012).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Ordinary Shares within the 60 days preceding the date of this Schedule.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit A	Letter Agreement, dated July 31, 2013, by and between CPI Ballpark Investments Ltd and Vicis Capital Master Fund (incorporated herein by reference to Exhibit 99.1 to Schedule 13D/A relating to China Hydroelectric Corporation filed by CPI Ballpark Investments Ltd. on July 31, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2013

Date

/s/ Andrew Comito

Signature

Andrew Comito, Compliance Officer*

Name/Title

*Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to the Amacore Group, Inc. on October 1, 2009.